NEWS RELEASE 08-15	June 18, 2008

FRONTEER FINALIZES NEWMONT DEAL TO FAST-TRACK
NEVADA GOLD PROJECT TO PRODUCTION DECISION

Fronteer Development Group Inc. ("Fronteer" or the “Company”) (FRG – TSX/AMEX) is pleased to announce that it has finalized an option and joint-venture agreement with its senior Nevada partner, Newmont Mining Corporation (“Newmont”), to advance the Company’s Sandman gold project to a production decision within 36 months.

The final terms give Fronteer exposure to potential, near-term U.S. production in partnership with one of the world’s largest gold producers. Newmont may earn up to a 60% interest in Sandman by investing $23 million in advancing the project.

Infrastructure surrounding Fronteer’s Sandman project is excellent. The property is close to Newmont’s Twin Creeks mine, eliminating the need for a stand-alone milling facility and other significant capital expenditures if the project were to proceed to production.

“This deal is important to Fronteer because it maximizes Sandman’s near-term production potential by leveraging Newmont’s proven experience, expertise and nearby infrastructure,” says Fronteer President and CEO Dr. Mark O’Dea. “The agreement also frees up both our human resources and financial capital to focus on advancing our other high-priority Nevada gold projects.” Sandman, currently includes a group of five closely spaced resource areas, four of which contribute to a combined NI 43-101 resource estimate of 271,900 ounces (measured and indicated) and 38,000 ounces (inferred) gold. The deposits are near-surface and open-pit mineable, with significant resource expansion and exploration upside potential.

As part of the agreement, Newmont has also contributed over eight new sections (approximately 5,440 acres) of adjacent mineral interests to the Sandman Property, many of which have untested drill targets. To view a map of Sandman’s enhanced land package and other project images, please visit the Sandman Project Page online at: http://www.fronteergroup.com/?q=content/sandman Under the terms of the two-phase agreement, Newmont may earn an initial 51% interest in Sandman within 36 months by:

  spending an initial US$14 million on exploration ($3 million, $5 million and $6 million spent in years one, two and three, respectively);

  making a production decision supported by a bankable feasibility study;

  making a commitment to fund and construct a mine; and

  reporting reserves.

As part of Phase 2, Newmont may then earn an additional 9% interest in Sandman by spending a further US$9 million on development. Fronteer can elect to have Newmont arrange financing for its 40% of ongoing development costs at the lesser of: (i) the London Interbank Offered Rate (LIBOR) plus 4%; or (ii) Fronteer’s then current borrowing rate. Newmont shall obtain repayment of the amount advanced, plus interest, solely from up to 80% of Fronteer’s share of production, less production costs.

Provided that Newmont completes its Phase 2 earn-in requirements, Newmont shall be entitled to recover an additional sum of US$3,750,000 from 90% of the Company’s share of production (net of costs) until that amount is recovered in full.

Fronteer retains a 2% Net Smelter Return on production of the first 310,000 ounces at Sandman.

This formal agreement follows Fronteer’s recent announcement that a new resource estimate for its 100%-owned Northumberland gold project has increased the deposit’s size and advanced its production potential on multiple fronts (See June 5, 2008, press release). Northumberland, Sandman and Long Canyon are currently Fronteer’s leading properties among its large, relatively untapped portfolio of gold projects in Nevada.

LIQUIDITY
Fronteer is not invested in any short term commercial paper or asset-backed securities. Fronteer has approximately C$95 million in cash that is fully liquid and held with a large commercial bank.

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer has a 40% interest in three excellent gold and copper-gold projects in western Turkey, an extensive portfolio of advanced stage gold projects in Nevada, and a 42.2% interest in Aurora Energy Resources (TSX – AXU), a leading Canadian uranium company. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, Ph.D, P.Geo President and CEO
Glen Edwards, Director, Communications
PH) 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Mineral resources are not mineral reserves and do not have demonstrated economic viability, and there is no guarantee that any resource will become a reserve. Michael Gustin, Ph.D., of Mine Development Associates (“MDA”), Reno, Nevada, is designated as a Qualified Person for the Sandman resource estimate, with the ability and authority to verify the authenticity of, and validity of, this data. Mineral resources have been estimated by MDA in accordance with the standards adopted by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Council in August 2000, as amended, and prescribed by the Canadian Securities Administrators' National Instrument 43-101 Standards of Disclosure for Mineral Projects. The Sandman mineral resource expressed is based on the technical report prepared by MDA as of May 31, 2007. The cut-off grade (expressed in ounces of gold per ton) for Sandman Project measured, indicated and inferred resources is 0.01 oz Au/ton for all of the shallow deposits and 0.02 oz Au/ton for the deeper zones at the Southeast Pediment deposit. For further details on how the Sandman resource was calculated, please view the technical report on SEDAR at http://www.sedar.com/. Detailed resource tables for Fronteer's Nevada projects, including Sandman, can also be found at: http://www.fronteergroup.com/?q=content/nevada-resource-estimate-tables.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential for production and size of mineralized zone, and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward- looking statements.